[SHEARMAN & STERLING LLP LETTERHEAD]



                                                                  July 28, 2006



By Fax (202-772-9369), Federal Express and EDGAR
------------------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549
Attention:        John Cash
---------



BE Aerospace, Inc.
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2005 (File No. 0-18348)
------------------------------------------------------

Dear Mr. Cash:

On behalf of our client, BE Aerospace, Inc. (the "Company"), we hereby acknowledge receipt of the letter dated July 13, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-18348) (the "Form 10-K").

On behalf of the Company, we submit this letter in response to the Comment Letter dated July 13, 2006. For ease of reference, we have reproduced the text of the comment from the Staff contained in the Comment Letter, followed by the Company's response. For your convenience, we have also included the captions used in the Comment Letter.

Note 12 - Segments Reporting, page F-19
---------------------------------------

We note your response to prior comment eight and appreciate the additional information that you have provided. We have the following additional comments:


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


Securities and Exchange Commission
Division of Corporation Finance
John Cash
July 28, 2006
Page 2


o Based on the information provided to us and the disclosures provided in your Form 10-K, it remains unclear to us that the operating segments within your Commercial Aircraft segment qualify for aggregation under paragraph 17 of SFAS 131. We believe that gross profit margins are the strongest indicator of the operating segments' economic characteristics. We note that the gross profit margins for your three operating segments are consistently varied on an actual and adjusted basis. Given the differences in these historic gross margins, it is unclear how they can be considered similar. Additionally, the fact that these margins have remained consistent within each operating segment would appear to indicate that the expectations over the long term is that they would continue to approximate historic levels, and we request additional information to support any assertions that these gross margins will converge, and remain converged, in the future. Please advise.

The Company believes that the margins for its three operating segments within the Commercial Aircraft ("CAS") segment, Seating Products ("Seating"), Engineering Services, Structures and Components ("Engineering") and Interior Systems ("Interior Systems") operating segments are similar and will converge in future periods. As the Company noted in its letter to the Staff dated June 29, 2006 (the "June 29 Letter"), ***.

The following table is based on the Company's 2006 five-year plan and sets forth the expected revenues and gross margin for the Seating, Engineering and Interior Systems operating segments aggregated within the CAS reporting segment for the five-year period ending December 31, 2010:

                                              ($ in millions)
                                 2006     2007     2008     2009     2010
                                 ----------------------------------------

Seating:
--------
Revenues                         $***    $***     $***     $***     $***
Gross margin                      ***%    ***%     ***%     ***%     ***%

Engineering:
------------
Revenues                         $***    $***     $***     $***     $***
Gross margin                      ***%    ***%     ***%     ***%     ***%


                                              ($ in millions)
                                 2006     2007     2008     2009     2010
                                 ----------------------------------------

Interior Systems:
-----------------
Revenues                         $***    $***     $***     $***     $***
Gross margin                      ***%    ***%     ***%     ***%     ***%



                                   CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                                     THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
                             REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
July 28, 2006
Page 3


Commercial Aircraft Segment:
---------------------------
Revenues                         $***    $***     $***     $***     $***
Gross margin                      ***%    ***%     ***%     ***%     ***%

The expected compounded annual revenue growth rate for Seating and Engineering operating segments during the 2006-2010 period is forecasted to be approximately ***% and ***%, respectively. As reflected above, as the Company's market share in the Seating and Engineering operating segments expand, its margins for these segments will be positively impacted and increase over time. The expected compounded annual growth rate for revenue at the Company's Interior Systems operating segment is ***, which corresponds with ***. While the Company's current market share in the Interior Systems segment is strong, the Company does not expect to experience similar growth in the gross margins of its Interior Systems operating segment.

Our forecasted growth rates for each of the Company's CAS operating segments are supported by the Company's backlog and expected follow-on orders. The expected compounded annual growth rates of ***% and ***% at the Company's Seating and Engineering operating segments are reflective of recent market share gains, as more fully described in the customer level detail in the June 29 Letter, and anticipated follow-on orders as airlines expand their retrofit programs. Airlines typically make decisions to change their cabin interiors once every five to seven years, initially by retrofitting their existing fleets and subsequently outfitting their new aircraft additions with the same cabin interior products. Once the selection of a cabin interior supplier has been made it is unusual for an airline to make a change until the next retrofit cycle. Additionally, the Company expects substantial orders over the next several years as its new customers begin to place orders for aircraft that are expected to be delivered over the 2007-2011 period. As a result, the Company expects the Seating and Engineering operating segments revenue growth rate to be greater than global demand. The expected gross margin improvement at Engineering in 2007 is due to both the expected higher level of revenues and the mix of products sold, and is consistent with the gross margin realized by Engineering prior to September 11, 2001.

The Company expects revenues at the Interior Systems segment will grow at a rate ***. The combination of the relatively small size of the global Interior Systems market, together with the Company's already substantial market shares, effectively limits the growth expectations for this product offering. The expected stronger revenue growth rate at Seating and Engineering over this five-year period together with ongoing lean initiatives and continuous improvement programs are expected to expand gross margins at Seating and Engineering by *** and ***, respectively, by 2010. This compares with an expected *** basis point gross margin expansion at the Interior Systems operating segment.

As noted above, the Company has been awarded significant premium class seating retrofit programs from major international airlines over the 2004 through 2006 period. These programs


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



Securities and Exchange Commission
Division of Corporation Finance
John Cash
July 28, 2006
Page 4


have driven Seating and Engineering gross margins (as adjusted) from ***% and ***%, respectively, in 2003 to an expected ***% and ***%, respectively, in 2006. During the same period the Company expects its Interior Systems margins to increase from ***% in 2003 to an expected ***% in 2006.

Over the past 18 months the Company's backlog has about doubled, from $700 million at December 31, 2004 to in excess of $1.4 billion at June 30, 2006, and we expect to report further backlog growth during the balance of 2006. ***

The expected gross margins at Seating, Engineering and Interior Systems and the total Commercial Aircraft Segment for the years ending December 31, 2005 versus the December 31, 2010 are set forth below:

                                                     2005     2010
                                                     ----     ----

Seating                                              ***%     ***%
Engineering                                          ***%     ***%
Interior Systems                                     ***%     ***%
                                                     -------------
Commercial Aircraft Segment                          ***%     ***%

We believe that aggregating the three CAS operating segments does not result in any meaningfully different operating results, and there are no operating losses which are masked by the aggregation. ***

The Company believes these factors coupled with the qualitative factors in paragraph 17 of SFAS 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"), provide the basis for aggregation of the Company's three operating segments in its CAS reporting segment. Please also refer to the discussion of qualitative factors which we included in the June 29 Letter.

        o Please provide us with an analysis of the operating segments and any aggregation within your Distribution and Business Jet reportable segments, similar to the analysis you have provided for your Commercial Aircraft reportable segment.

The Company's Distribution Segment, consists of the Company's fastener distribution operations through which it operates one central operating facility with several forward stock locations. Each location utilizes a same database of aerospace fastener inventory and distributes parts from shared inventory stocking locations. Furthermore, inventory is procured on a centralized basis and marketed to the same customers by a common sales force. All locations share a state-of-the-art information system and are supported by centrally-located purchasing, inventory management and administrative personnel. Based on these facts, the Company


                                   CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                                     THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
                             REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
July 28, 2006
Page 5



believes that it has appropriately reported its fastener distribution operations as a single reportable segment.

The CAS and Distribution reportable segments comprised approximately 80% of consolidated revenues and 92% of operating earnings in 2005, and approximately 84% of consolidated revenues and 88% of consolidated operating earnings for the quarter ended March 31, 2006. Since presenting these two segments meets the 75% test in paragraph 20 of SFAS 131, we believe that the grouping of the remaining Business Jet product line as a single segment is appropriate. ***

As requested, we have included a summary of the revenues and margins for Business Jet product lines in Appendix 1.

        o To help us better understand your segment presentation, please provide us with a representative set of the reports reviewed by your CODM group for purposes of allocating resources and assessing performance for your segments for the most recently ended fiscal quarter.

The information used by the Company's CODM group for the purposes of allocating resources and assessing segment performance for the quarter ended March 31, 2006 is set forth at Appendix 2. The Company's CODM group makes resource allocation decisions primarily based on comparative segment-level statements of operations, balance sheets and cash flow statements. While financial information is available and provided to the CODM on a site level basis (which is used by site level managers), performance evaluation and decisions regarding the allocation of resources is made at the reportable segment level. This is borne out by the reliance upon the enclosed segment level income statements, balance sheets and cash flow statements. ***

The Company is organized on a segment basis. Key functions, such as Human Resources, Finance, Marketing, Engineering and Product Support are overseen on a segment, not a site or product line basis. In addition, decisions regarding the allocation of incentive compensation are based on segment performance and allocated within a segment by segment management.

Our CODM group assesses financial performance and allocates financial and operational resources on a segment basis.

We read in Note 6 to your March 31, 2006 Form 10-Q that your Commercial Aircraft segment consists of eight principal operating units and your other reportable segments consist of one or two principal operating units. We also read that you have aggregated these operating units for segment reporting purposes due to their similar nature. Please tell us, and revise future filings to clarify, if these operating units are operating segments as defined by SFAS 131. If



                                   CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                                     THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
                             REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
July 28, 2006
Page 6


so, please reconcile the number of operating units to the number of operating segments that you have advise us that you have.

The operating units referred to in Note 6 of our Quarterly Report on Form 10Q for the period ended March 31, 2006 Form 10-Q represent the number of principal manufacturing facilities. The Company manufactures certain of its product lines at multiple facilities, which is the reason for the difference between the number of facilities disclosed in the Company's filings and the operating segments discussed with the Staff. The Company will clarify the description in future filings to differentiate between facilities and operating segments.

                        ________________________________

The Company respectfully requests that the Staff consider the following key points as they relate to the Company's aggregation of operating segments for financial reporting purposes:

        o        ***

        o        ***

        o Each of the three CAS operating segments has the same customers, the same manufacturing methods, the same marketing process, the same product support processes, the same quality processes and a shared segment management team.

        o The CODM group relies on reportable segment information for evaluating performance and allocating capital and operational resources.

Thank you for your assistance in reviewing this response to the Staff's Comment Letter. Please direct all questions or comments regarding this letter to Tom McCaffrey, the Company's Chief Financial Officer, at 561-791-5000 or me at 212-848-8414.

Very truly yours,

/s/ Lona Nallengara

Lona Nallengara


cc:      Mindy Hooker - Securities and Exchange Commission
         Jennifer Thompson - Securities and Exchange Commission
         Thomas P. McCaffrey - BE Aerospace, Inc
         Gregory J. Palme - Deloitte & Touche LLP
         Rohan S. Weerasinghe - Shearman & Sterling LLP


                                   CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                                     THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
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


                                                                     Appendix 1

The Business Jet Segment consists of the following product lines: (a) seating products targeted primarily to individual business jet customers, which represented ***% of 2005 segment revenues and ***% of 2005 consolidated revenues, (b) direct and indirect lighting which represented ***% of 2005 segment revenues and ***% of 2005 consolidated revenues, (c) air valves, oxygen delivery systems and other products which represented ***% of 2005 segment sales and ***% of 2005 consolidated revenues and (d) cabinetry which represented ***% of 2005 segment revenues and less than ***% of 2005 consolidated revenues. None of the product lines meets the quantitative criteria of paragraph 18 of SFAS 131 which would require presentation as a reportable segment as of December 31, 2005 (nor are any expected to rise to that level over the five-year period ending December 31, 2010).

The following is a summary of the sales and gross margins for the Company's Business Jet Segment for the 2001-2005 period:


Historical (actual)
                                    2001      2002      2003      2004      2005
                                    ----      ----      ----      ----      ----
Seating Products
----------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Direct and Indirect Lighting
----------------------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Air valves, oxygen delivery
systems and other
---------------------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Cabinetry
---------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Total
-----
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***


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


Historical (as adjusted)
                                    2001      2002      2003      2004      2005
                                    ----      ----      ----      ----      ----
Seating Products
----------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Direct and Indirect Lighting
----------------------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Air valves, oxygen delivery
systems and other
---------------------------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Cabinetry
---------
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Total
-----
Revenue growth rate                  ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***


The following is a summary of the expected sales and gross margins for the Company's Business Jet Segment for the 2006-2010 period:


                                    2006      2007      2008      2009      2010
                                    ----      ----      ----      ----      ----
                                                  ($ in thousands)
Seating Products
----------------
Revenues                             ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Direct and Indirect Lighting
----------------------------
Revenues                             ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Air valves, oxygen delivery
systems and all other
---------------------------
Revenues                             ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Cabinetry
---------
Revenues                             ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***

Total
-----
Revenues                             ***       ***       ***       ***       ***
Gross margin                         ***       ***       ***       ***       ***



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


                                                                      Appendix 2


                                      ***






                                   CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                                     THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
                             REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83